US Gold Holdings Corporation
U.S. Gold Corporation
2201 Kipling Street, Suite 100
Lakewood, Colorado 80215-1545
October 24, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re	US Gold Holdings Corporation
U.S. Gold Corporation
Registration Statement on Form S-4 (File No. 333-133726; 333-133726-01)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the above-referenced registrants hereby request the withdrawal of the above-referenced registration statement (the "Registration Statement”), relating to the registration of US Gold Holdings Corporation (“Holdings” ) common stock, par value $0.0001, and U.S. Gold Corporation (collectively with Holdings, the "Registrants”) common stock, no par value, effective immediately. The Registration Statement was filed with the Securities and Exchange Commission on May 1, 2006.
This withdrawal is being requested because the Registrants determined that the holding company reorganization transaction in connection with the proposed acquisition by U.S. Gold Corporation of four Canadian-based gold companies described in the Registration Statement is no longer necessary. U.S. Gold Corporation, together with a subsidiary of U.S. Gold Corporation, US Gold Canadian Acquisition Corporation, intend to file four registration statements on Form S-4 in the near future in connection with the offers to purchase the four Canadian-based gold companies.
The Registrants hereby further confirm that the Registration Statement was never declared effective by the Securities and Exchange Commission and no securities have been sold pursuant to the Registration Statement.

Please contact the undersigned at (303) 238-1438 with any questions regarding this application for withdrawal.

Very truly yours, U.S. GOLD CORPORATION
By:	/s/ William F. Pass
William F. Pass
Vice President and Chief Financial Officer

US GOLD HOLDINGS CORPORATION
By:	/s/ William F. Pass
William F. Pass
Vice President and Chief Financial Officer